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                              August 6, 2020

       Benjamin Vedrenne-Cloquet
       Chief Executive Officer and Director
       EdtechX Holdings Acquisition Corp. II
       c/o IBIS Capital Limited
       22 Soho Square
       London, W1D 4NS
       United Kingdom

                                                        Re: EdtechX Holdings
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 10,
2020
                                                            CIK 0001817153

       Dear Mr. Vedrenne-Cloquet:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors, page 29

   1. The description of your officers' and directors' experience on pages 92 and 93, and the
                                                        London, United Kingdom
location of your executive offices, indicates that your officers and directors may be
located outside of the United States. Please advise whether your executive officers and
directors reside in the United States. If not, please include a risk factor addressing the
risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing
original actions in foreign courts to enforce liabilities based on the
                                                        U.S. federal securities
laws.
 Benjamin Vedrenne-Cloquet
EdtechX Holdings Acquisition Corp. II
August 6, 2020
Page 2

        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                         Sincerely,
FirstName LastNameBenjamin Vedrenne-Cloquet
                                                         Division of
Corporation Finance
Comapany NameEdtechX Holdings Acquisition Corp. II
                                                         Office of Energy &
Transportation
August 6, 2020 Page 2
cc:       Jeffrey Gallant, Esq.
FirstName LastName